December 10, 2009

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated November 24, 2009

Brasil Telecom S.A.

Form 20-F/A for Fiscal Year Ended December 31, 2008

Filed August 7, 2009

Form 6-K/A

Furnished October 19, 2009

File No. 1-15256

Dear Mr. Spirgel:

By letter dated November 24, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Form 20-F/A filed on August 7, 2009 (the “2008 Form 20-F/A”) and the Form 6-K/A furnished on October 19, 2009 (the “Form 6-K/A”) by Brasil Telecom S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.

Form 20-F/A for Fiscal Year Ended December 31, 2008

Consolidated Statements of Cash Flows, page F-6

1.	We note that you begin your statement of cash flows with the line item “Income before income tax and social.” We believe that, for US GAAP reporting, you should begin with “Net Income.” Please supplement your statement of cash flows with a cash flow statement prepared in accordance with SFAS 95, beginning with net income, or provide a sufficiently detailed reconciliation that quantifies the material differences in the statement presented as compared to U.S. GAAP.

The Company advises the Staff that the statements of cash flows were presented in accordance with the Brazilian Accounting Pronouncements Committee (“CPC”) 3 – “Statements of Cash Flows,” which is consistent with International Accounting Standards 7 – “Statements of Cash Flows” (“IAS 7”) issued by the IASB. The Company begins its cash flow presentation with the line item “Income before income tax and social contribution” based on the cash flow presentation in Appendix A of IAS 7.

The Company also advises the Staff it believes there are no differences in cash flows from operating, investing and financing activities between the amounts presented under Brazilian GAAP and the same amounts under U.S. GAAP. Consequently, based on instructions of item 17(2)(iii) of Form 20-F, the Company’s management believes that a reconciliation that quantifies the material differences in the statement presented as compared to U.S. GAAP is not technically required.

Notes to the Consolidated Financial Statements

1. Operations, page F-8

b) BrT Servicos de Internet S.A., page F-9

2.	We note that you underwent several transactions regarding the ownership structure of the iG Companies in 2008. Explain each of these transactions for us in more detail and tell us how you accounted for them under US GAAP.

The Company advises the Staff that the iG Companies are controlled by BrT Serviços de Internet S.A. (“BrTI”), a wholly-owned subsidiary of the Company that offers broadband internet services.

As of January 31, 2008 (reflecting the creation of IG Participações on January 7, 2008), the structure of the companies controlled by BrTI was as follows:

On February 26, 2008, the Board of Directors of the Company approved a corporate restructuring of the entities controlled by BrTI to simplify the management of similar activities, reduce the number of entities and enhance operational efficiency. The following are the principal steps of the restructuring:

•

On June 2, 2008, Freelance was merged into Internet Group do Brasil S.A. (“ iG Brasil”). Under Brazilian GAAP, the merger was accounted for based the carrying amounts of Freelance’s net assets with no impact on the Company’s consolidated financial statements.

•

On the same date, Central de Serviços de Internet Ltda. (“CSI”) was merged into iG Brasil, its controlling company. Under Brazilian GAAP, the merger was accounted for based on the carrying amounts of CSI’s net assets with no impact on the Company’s consolidated financial statements.

•

On August 1, 2008, the internet operations held by BrTI were spun-off and transferred to iG Brasil. Under Brazilian GAAP, the transfer was accounted for based on the carrying amounts of BrTI’s net assets with no impact on the Company’s consolidated financial statements.

As of December 31, 2008, the updated corporate structure of the companies controlled by BrTI was as follows:

Under U.S. GAAP, because all of the entities involved in the corporate restructuring were under common control and consolidated by the Company, the restructuring was accounted for using historical carrying amounts of these entities with no impact on the Company’s consolidated financial statements and consequently, with no difference between Brazilian GAAP and U.S. GAAP.

The increase in BrTI’s participation in Internet Group (Cayman) Limited from 88.81% to 90.42% is a result of the acquisition of non-controlling interests for R$19 million. Under Brazilian GAAP, the difference between the amount paid and the non-controlling interest was recorded as goodwill. Under U.S. GAAP, the Company did not record an adjustment relating to this item, as the amounts involved were immaterial.

Litigation Release and Settlement Instrument, page F-11

3.	Tell us how you accounted for the settlement of your litigation with Opportunity Parties/Banco Opportunity under US GAAP. Clarify the timing of the payments to Opportunity Parties/Banco Opportunity, whether you recorded the payments as expenses during 2008, and how you accounted for the payments from Telemar to fund the settlement. It is unclear why you recorded the receipt of R$169m as operating income instead of a capital contribution with stockholders’ equity.

The Company advises the Staff that under U.S. GAAP and Brazilian GAAP, the settlement received relating to the Company’s litigation with Opportunity Parties/Banco Opportunity was recorded as a gain during the year ended December 31, 2008. Under U.S. GAAP, this gain was recorded in accordance with FASB 5 on the dates that the cash was received (April 28 and May 31, 2008). The Company advises the Staff that the receipt of R$170 million was not recorded as a capital contribution since (i) at the time of the settlement, Telemar did not control or have any influence over the Company, and (ii) the settlement was not contingent upon Telemar’s acquisition of the Company (at the time of the settlement, the acquisition was still subject to approval by the National Telecommunications Agency (Agência Nacional de Telecomunicações), the Brazilian federal telecommunications regulator).

The Company also advises the Staff that the Company did not make any payments to Opportunity Parties/Banco Opportunity in connection with the settlement of the Company’s litigation with Opportunity Parties/Banco Opportunity. All payments related to the settlement were made directly by Telemar, with no impact on the Company’s consolidated financial statements.

Note 35. Subsequent Events, page F-79

d) Provision for Contingencies, page F-83

4.	You disclose that you changed your estimated provision for certain civil, labor and tax contingencies in 2009 as a result of court decisions and changes in criteria. For the changes in civil contingencies, which were made as a result of judicial decisions in 2009, it appears that these additional provisions should have been recorded in your US GAAP financial statements as of December 31, 2008 since they related to conditions that existed as of that date. In addition, it is unclear to us how you determined that the changes in your assessment of tax and labor contingencies constituted a change in estimate versus an error in prior periods. Please explain in greater detail the nature of each of these additional provisions and your basis for recording them in fiscal 2009.

In response to the Staff’s comment, below is a description of the changes in circumstances during 2009 that resulted in the recognition of additional provisions for contingencies by the Company during this period:

I. Civil Claims:

Prior to the acquisition of control of Companhia Riograndense de Telecomunicações (“CRT”) by the Company in July 2000, CRT granted Financial Interest Agreements to its fixed-line subscribers. The Financial Interest Agreements gave the subscribers the right to receive a number of CRT shares in connection with opening a fixed-line subscription. The number of shares to be issued was determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares. In June 1997, these fixed-line subscribers began to file lawsuits alleging that the calculation used by CRT to arrive at the number of shares to be issued was incorrect. As of December 31, 2008, there were approximately 143,000 lawsuits outstanding.

In its financial statements for the year ended December 31, 2008, the Company recognized a provision for contingencies relating to these lawsuits based on the estimated probable loss using legal precedent prevailing at December 31, 2008. The estimate of probable loss assumed that the number of shares to be issued was calculated using the month-end balance sheet for the month that the shares were issued to the subscriber. Additionally, the Company estimated that a significant portion of the lawsuits were time-barred under the applicable statute of limitations and consequently, provisions were not recorded for these lawsuits.

The Company advises the Staff that on February 11, 2009, the Company issued its financial statements for the year ended December 31, 2008 in accordance with Brazilian GAAP. The financial statements were filed with the BOVESPA. Additionally, as of this date, the Company’s auditors had completed their audit of the Brazilian GAAP financial statements in accordance with the auditing standards generally accepted in Brazil and the PCAOB standards. The Company believes that these financial statements were considered to be “issued” pursuant to EITF D-86 since they were “distributed for general use and reliance in a form and format that complies with generally accepted accounting principles (GAAP) and, in the case of annual financial statements, that contain an audit report that indicates that the auditors have complied with generally accepted auditing standards (GAAS) in completing their audit.”

Subsequent to February 11, 2009, two court decisions described below significantly changed the estimate of losses relating to these lawsuits:

•

On March 30, 2009, the Superior Court of Justice ruled that for lawsuits which have yet to be adjudicated, the number of shares to be issued shall be calculated using the balance sheet at the end of the month in which the shares were issued. However, for those lawsuits that have already been adjudicated, the number of shares to be issued shall be calculated using the balance sheet at the end of the year prior to the date on which the shares were issued.

•	On May 28, 2009, the Supreme Court published a decision stating that the obligation relating to the Financial Interest Agreements is not subject to a statute of limitation.

As a result of these judicial decisions, the Company recorded additional provisions in the amount of R$1,153,456 thousand (R$761,281 thousand, net of taxes) in its financial statements for the six-months ended June 30, 2009, based on an assessment made by internal and external legal counsel as a result of (i) a change in the estimate of the amount of the probable loss as a result of the March 30, 2009 ruling, and (ii) the change in likelihood of an unfavorable outcome to probable relating to the ruling that the Financial Interest Agreements are not subject to a statute of limitations.

The Company believes that the above additional provisions should not be recorded in its financial statements for the year ended December 31, 2008 under Brazilian GAAP and U.S. GAAP because (i) as discussed above, the financial statements prepared under Brazilian GAAP were considered to be issued as of February 11, 2009 and consequently, these subsequent events were not required to be considered in terms of the potential effects on the 2008 financial statements, and (ii) there are no differences in the accounting for contingencies under Brazilian GAAP and U.S. GAAP and therefore, the Company does not believe that an adjustment in the U.S. GAAP reconciliation is required.

The Company further advises the Staff that the Company disclosed the recognition of these provisions subsequent to December 31, 2008 as a subsequent events footnote in its financial statements for the year ended December 31, 2008 given the significance of the amounts involved.

II. Labor Claims:

The provision for labor contingencies relates to lawsuits filed by employees, former employees and employees of service providers. During the first half of 2009, as result of a change in the methodology used to estimate probable losses resulting from the change in management relating to the acquisition of the Company by Telemar, the Company reassessed its estimate of the amounts of probable losses relating to labor contingencies. Prior to December 31, 2008, the Company estimated probable losses manually on a case-by-case basis. In 2009, in connection with the integration of the Company’s management systems with those of Telemar, these lawsuits were subjected to the methodology used by Telemar, which involves the application of a probable loss ratio to specific categories of claims based on the actual historical losses of each respective category. This change in methodology caused the Company to reassess the probable loss relating to these lawsuits resulting in the recognition of an increase in the provision for labor proceedings during 2009 in the amount of R$325 million (R$215 million net of taxes). Based on above, the Company believes that these changes in estimates relate to conditions that did not exist on December 31, 2008 and consequently, pursuant to SFAS 165 “Subsequent Events” and SFAS 154 “Accounting for Changes and Errors”, are recorded in the period of change.

III. Tax Claims:

After the acquisition of the Company by Telemar in January 2009, the Company reevaluated certain tax assessments challenging the amount of certain value-added tax (“ICMS”) credits recorded to offset the amounts of ICMS owed, in order to align its procedures for recognizing ICMS credits with those of Telemar. Since Telemar does not offset these ICMS credits, the Company’s management and external legal counsel determined that the risk of loss in connection with these ICMS tax assessments changed from possible to probable and consequently, withdrew the Company’s appeals relating to these cases, resulting in the recognition of an additional provision during 2009 in amount of R$387 million (R$255 million net of taxes). Based on above, the Company believes that these changes in estimates relate to conditions that did not exist on December 31, 2008 and consequently, pursuant to SFAS 165 “Subsequent Events” and SFAS 154 “Accounting for Changes and Errors”, are recorded in the period of change.

Form 6-K/A furnished on October 19, 2009

Note 18. Loans and financing, page F-29

e. Covenants, Page F-31

5.	We note that you breached covenants associated with your debt with BNDES, JBIC and the holders of your debentures at June 30, 2009. You state that you received waivers from BNDES through June 30, 2010. Since the waiver does not extend for more than one year, it is unclear to us why you have not classified the debt as a current liability at June 30, 2009 for US GAAP reporting purposes under the guidance in SFAS 78.

The Company advises the Staff that under certain covenants contained in the Company’s financing agreements with the BNDES, the Company is required to maintain certain financial ratios, which are measured on a semiannual basis (June and December). Noncompliance with these covenants for two consecutive semiannual periods constitutes a default under these agreements. As of June 30, 2009, although not in compliance with the EBITDA to Financial Expenses ratio as a result of the recognition of additional provisions described in the Company’s response to comment 4, the Company was not technically in default since June 30, 2009 was the first date on which the Company did not comply with this ratio. However, as it is probable that the Company will not comply with this covenant again on December 31, 2009, the Company sought and obtained a waiver relating to the June 30 and December 31, 2009 non-compliance. Because the Company believes that it is not probable that the Company will fail to comply with this covenant on June 30, 2010, the Company was not required to obtain a waiver relating to this period. Therefore, the Company understands that classification of this debt as a current liability is not required under the guidance in SFAS 78.

6.	You state that the debenture holders approved the reduction of the ratio associated with the violated covenant until September 2010. Clarify for us whether you received a waiver for your non-compliance at June 30, 2009 and the length of such waiver. Tell us how you determined that non-current classification was appropriate for this debt under US GAAP.

The Company advises the Staff that the debenture holders approved the reduction of the EBITDA to financial expenses ratio to 0.95 effective June 30, 2009 and for the subsequent quarters up to September 30, 2010, when the covenant ratio will reset to a minimum of 1.95. Since this reduction in the required ratio covers a full year period and the Company has complied and is expected to comply with the reduced ratio, the Company has classified this debt as non-current under U.S. GAAP.

7.	You state that you received a waiver from JBIC for your non-compliance at June 30, 2009. We note that you did not disclose the period of the waiver.

However, even if the waiver extends for more than one year, it appears that the debt should be classified as a current liability under EITF 86-30, in light of the fact that you expect to violate the covenant on September 30, 2009. Tell us how you determined that non-current classification was appropriate for this debt under US GAAP.

The Company advises the Staff that the Company received a waiver from JBIC covering the covenant non-compliance as of June 30, 2009. Subsequent to the issuance of the Company’s financial statements for the six months ended June 30, 2009, the Company received a waiver covering its non-compliance as of September 30, 2009. However, since it was probable that the Company would not comply with this covenant as of September 30, 2009, this debt should have been classified as current under U.S. GAAP, pursuant to EITF 86-30.

The effect of this error in classification resulted in an increase in non-current liabilities under U.S. GAAP of R$87 million, representing 1.7% of the Company’s current liabilities under U.S. GAAP as of June 30, 2009. The Company believes that this amount is not material to the Company’s financial statements from a quantitative perspective. The Company has also performed a qualitative analysis in accordance with SAB 108 to determine whether the impacts of this event affected its compliance with loan covenants or other contractual requirements or had the effect of increasing management’s compensation, among other things. Based on above, the Company concluded that this effect was immaterial to the financial statements taken as whole. Additionally, based on the loan agreement with JBIC, the Company has the right to settle the debt prior to entering into default. Given the Company’s cash position, the Company believes that it is not exposed to cross default acceleration clauses in its other debt agreements, since it has the ability settle the debt in the event of risk of default.

*     *     *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Offer
Brasil Telecom S.A.

cc:	Melissa Hauber, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

Securities and Exchange Commission